Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084

April 3, 2023

VIA EMAIL AND EDGAR

David Plattner Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	Global Net Lease, Inc.
PRRN14A	filed by Blackwells Capital LLC et al.
Filed	December 23, 2022
File	No. 001-37390

Dear Mr. Plattner:

Set forth below are the responses on behalf of Blackwells Onshore I LLC, Blackwells Capital LLC, Jason Aintabi, Related Fund Management, LLC, Jim Lozier and Richard O’Toole (collectively, the “Blackwells Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Blackwells Filers’ Amendment No. 1 to the preliminary proxy statement, File No. 001-37390, filed with the Commission on December 23, 2022 (the “Proxy Statement”) in relation to Global Net Lease, Inc. (the “Company”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

PRRN14A filed December 23, 2022

General

1.	Please provide updated disclosure on the status of all litigation concerning the validity of the nominations to elect the Blackwells Nominees and the submission of the Blackwells Proposals.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will amend the Proxy Statement to add such disclosure. In the Letter to Stockholders, we will include disclosure substantially similar to the below:

“Unfortunately, the Board has again taken what we believe to be a baseless and unfounded position in what appears to be an effort to entrench themselves and reject legitimate stockholder feedback. The Board has purported to reject as invalid our nominations to elect the Blackwells Nominees and our submission of the Blackwells Proposals. On December 19, 2022, we filed a lawsuit in the Circuit Court of Maryland for Baltimore City to seek a ruling that the Blackwells Nominees are eligible to stand for election at the Annual Meeting, and that the Blackwells Proposals are eligible for consideration by the stockholders at the Annual Meeting. The Company filed a motion to dismiss the lawsuit, which was denied by the Circuit Court in an oral ruling made on April 3, 2023. The lawsuit will now move to the discovery phase. After we filed that lawsuit, the Company sued Blackwells and co-defendants Related Fund Management, LLC (“RFM”), Jim Lozier, and Richard O’Toole (the “Related Defendants” or “Related Parties”) in the United States District Court for the Southern District of New York, alleging that our Preliminary Proxy Statement was deficient under Rule 14A of the federal securities laws and seeking to enjoin Blackwells from further proxy solicitation. The Company has also filed a motion for a preliminary injunction in the Southern District, together with its co-Plaintiff, The Necessity Retail REIT, Inc., seeking to enjoin Blackwells from further proxy solicitation activities until additional disclosures are made, and from making “false statements about the absence of any joint venture, agreement, or understanding between Blackwells and Related Defendants.” As highlighted by Blackwells’ opposition to this motion, Blackwells maintains (among other things) that its disclosures do not violate federal securities law, and that the Company’s efforts to prevent nominations and solicitation by stockholders are baseless and contrary to the interest of all stockholders. Ultimately, we believe the Company’s claims have no merit. The outcome of our efforts may affect our ability to properly deliver proxies submitted to us on the enclosed WHITE Universal Proxy Card.”

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 3, 2023 Page 2

In the section entitled “Background of the Solicitation”, we will include disclosure substantially similar to the below:

“On January 10, 2023, after an exchange of letter-motions in the SDNY action, the District Court held a conference at which it set a schedule for discovery and a deadline for responsive pleadings requested by the District Court Defendants.

On January 18, 2023, the Blackwells Parties filed their answer to the Company’s complaint in the District Court and asserted affirmative defenses and counterclaims. The counterclaims, similar to the claims filed in the Maryland action, included (i) a request for a declaratory judgment to enforce the Bylaws and enjoin the Company’s misinterpretation of the July 2022 bylaw amendment; (ii) a request for a declaratory judgment to enjoin the Company’s violations of Maryland Code, Corporations and Associations, § 2-404; (iii) a breach of contract claim for refusing to recognize Blackwells’ nomination of directors for election to the Board, in violation of the Bylaws; and (iv) a claim based on violation of Maryland Code, Corporations and Associations, § 2-404 for precluding the Blackwells Parties from exercising their stockholder voting rights.

On January 20, 2023, the Company filed a letter motion seeking dismissal of the Blackwells Parties’ counterclaims. After briefing by letter-motion, the Court granted dismissal of the counterclaims on March 16, 2023, based on a forum-selection clause in the Bylaws. The Court observed, “[w]hile it could be the case that [the Company and The Necessity Retail REIT] ‘intentionally spawned duplicative litigation to burden a shareholder’ after Blackwells filed suit in Maryland first, the terms of the forum selection clauses permit them to do so.” Accordingly, the substance of the Blackwells Parties’ counterclaims continues in the Maryland action.

On January 27, 2023, the Maryland action was designated to the Business and Technology Track, which is intended to allow for more efficient and specialized resolution of sophisticated business disputes.

Between January and March 2023, the parties in the SDNY action filed various letter-motions regarding discovery practice, and beginning in February, the parties exchanged several document productions and scheduled depositions to proceed in March and April.

On February 6, 2023, the Company filed a motion to dismiss in the Maryland proceeding. Blackwells filed its opposition to this motion on February 24, 2023, and the Company filed a reply in support of its motion on March 7, 2023. On April 3, 2023, the Company’s motion to dismiss was denied in an oral ruling. The Maryland action will now move to the discovery phase.

On February 22, 2023, while resolving certain discovery disputes, the District Court in the SDNY action consolidated the action brought by the Company with the parallel action brought by The Necessity Retail REIT, captioned The Necessity Retail REIT, Inc. v. Blackwells Capital LLC et al., 22-cv-10703 (JPO). The consolidated action is captioned Global Net Lease, Inc. v. Blackwells Capital LLC et al., No. 22-cv-10702 (JPO).

On March 11, 2023, the Company filed a motion for a preliminary injunction in the SDNY action to “prevent the Defendants from continuing to make material misrepresentations and omissions in violation of SEC disclosure requirements.” On March 20, 2023, the District Court Defendants filed their Memorandum of Law in Opposition to the Companies’ Motion for a Preliminary Injunction, and on March 27, 2023, the Company filed their reply memorandum in support of their preliminary injunction motion. The Court has scheduled a hearing on this motion for April 20, 2023.”

Securities and Exchange Commission April 3, 2023 Page 3

In the section entitled “Legal Proceedings”, we will include disclosure substantially similar to the below:

“As described in the above section entitled “Background of the Solicitation,” on December 19, 2022, Blackwells Onshore filed a complaint with the Circuit Court of Maryland for Baltimore City (the “Circuit Court”) against the Company and The Necessity Retail REIT (together, the “Maryland Defendants”). Blackwells Onshore alleged that the Maryland Defendants breached the Amended Bylaws1 by (i) rejecting the Blackwells Nominees in advance of the Annual Meeting and (ii) rejecting Blackwells’ director nominations in advance of The Necessity Retail REIT’s 2023 annual meeting of stockholders (together with the Annual Meeting, the “Annual Meetings”). Blackwells Onshore also alleged in the alternative that if Defendants’ reading of the director qualification provision of their Amended Bylaws is correct, then the Amended Bylaws violate Section 2-404 of the Maryland Code, Corporations and Associations, by denying stockholder nomination and voting rights. Among the relief sought, Blackwells Onshore asked the Circuit Court to grant declaratory and injunctive relief ordering Defendants to allow their stockholders to consider and freely vote on Blackwells Onshore’s nominations and proposals at the Defendants’ respective Annual Meetings.

This proceeding is pending, and as of the date of this Proxy Statement, as described in “Background of the Solicitation,” the Company’s motion to dismiss was denied on April 3, 2023. The lawsuit will now move to the discovery phase. Unless the result of the Maryland litigation is that the Blackwells Nominees and Blackwells Proposals are deemed invalid under the Amended Bylaws, we expect that any proxies voted in favor of the Blackwells Nominees or Blackwells Proposals should be recognized and tabulated at the Annual Meeting.

Also on December 19, 2022, the Company and The Necessity Retail REIT filed separate lawsuits against Blackwells Capital, Blackwells Onshore, Mr. Aintabi, RFM, Mr. Lozier and Mr. O’Toole in the District Court. The Company alleges that Blackwells’ proxy statements did not provide all necessary disclosures regarding agreements between Blackwells and RFM. In particular, the Company and The Necessity Retail REIT allege in their Complaint that the Blackwells Parties and the Related Parties have a joint venture and agreement to establish RFM as the external manager to the Company, taking the place of the AR Global affiliate that currently holds that contract. Blackwells and RFM deny this allegation. The Company and The Necessity Retail REIT have filed a motion for a preliminary injunction, seeking to enjoin Blackwells and the Related Parties from further proxy solicitation activities. As set forth in their opposition to the preliminary injunction motion, Blackwells and the Related Parties maintain that their disclosures are lawful and without material omission or misstatement, and that the Company’s efforts to prevent nominations and solicitation by shareholders are baseless and contrary to the interest of all stockholders. The District Court has not yet ruled on the merits of the action, and will hold a hearing on the motion for a preliminary injunction on April 20, 2023.”

[1]	References herein to the “Amended Bylaws” mean, together, each of (i) the Amended and Restated Bylaws of Global Net Lease, adopted June 2, 2015, as amended by Amendment No. 1 thereto, adopted April 9, 2020, as amended by Amendment No. 2 thereto, adopted July 18, 2022, and (ii) the Fifth Amended and Restated Bylaws of The Necessity Retail REIT, effective February 10, 2022, as amended by Amendment No. 1 thereto, adopted July 18, 2022.

Securities and Exchange Commission April 3, 2023 Page 4

2.	Please disclose clearly the risks shareholders face of not having their votes counted if they vote via your proxy card. Relatedly, please disclose what will occur with respect to proxies you receive with votes for the Company's nominees or votes on the Company's auditor ratification proposal in the event you do not proceed with your solicitation or if your nominations are deemed invalid by a court of competent jurisdiction.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will amend the Proxy Statement to add such disclosure. In the Letter to Stockholders and on page 2 of the Proxy Statement, we will include disclosure substantially similar to the below:

“Under new rules adopted by the Securities and Exchange Commission, the enclosed WHITE Universal Proxy Card also includes the names of the Company’s nominees. As discussed below, the Company’s gold proxy card is not a universal proxy card and does not include the names of the Blackwells Nominees or the Blackwells Proposals. As Blackwells is using a “universal” proxy card containing both of the Blackwells Nominees as well as the Company’s nominees, there is no need to use the Company’s gold proxy card or voting instruction form, regardless of how you wish to vote. We ask that you only cast your votes “FOR” Mr. Lozier and Mr. O’Toole and “WITHHOLD” your votes for each of the Company’s nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as directors if one or both of the Blackwells Nominees are elected.”

“As the Company has disclosed in its proxy statement, unless Blackwells’ nominations and proposals are determined to be valid by the Maryland courts and are properly presented at the Annual Meeting, the Company will disregard such nominations and proposals, and will not tabulate or recognize the proxies or votes in favor of such purported nominees or proposals at the Annual Meeting. However, if you vote on the Company’s gold proxy card accompanying its proxy statement and any subsequent litigation results in the conclusion that our nominations and proposals are valid, your votes on the Company’s gold proxy card will not be recognized or tabulated at the Annual Meeting and you will need to vote again for your vote to be counted. Stockholders are urged to use the WHITE Universal Proxy Card only, which contains the names of all directors up for election at the Annual Meeting, to ensure their vote is counted at the Annual Meeting.”

3.	Please revise the proxy card so as clearly to disclose how you will treat proxies voted "FOR" fewer than two director nominees. See Rule 14a-19(e)(7).

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will amend the Proxy Statement to add such disclosure. We will revise the proxy card to add the following disclosure:

“YOU MAY SUBMIT VOTES “FOR” UP TO TWO (2) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED.”

* * * * *

Securities and Exchange Commission April 3, 2023 Page 5

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Jason Aintabi, Blackwells Onshore I LLC
C. Patrick Gadson, Vinson & Elkins L.L.P.